March __, 2009

[Firstname] [Lastname]

[Title]

[Company]

[Street1

City, ST ZIP

[First_name]:

Because of a new agreement signed last month, D.A. Davidson reps now have access to the Paradigm Value Fund (PVFAX), a boutique five-star small-cap mutual fund that is one of the top performers in its asset class over the last five years according to Morningstar.

We believe that the timing is fortunate: Our focus on small-cap investing could be suitable for clients with long-term investment horizons who will be seeking to rebuild their portfolios when the market rebounds. The Paradigm team has been acquiring what we believe to be high-quality companies at extremely attractive valuations.

Our research supports the idea of using small cap investing as part of a diversified approach to rebuilding client portfolios following recessionary periods: After the last four recessions, smaller companies outperformed larger companies in each of the one-year periods following the recession, and in 75% of three-year periods following the recession. I’d be happy to share that research – contact me if you would like a copy.

Further, we believe that the ongoing collapse of the wirehouses has opened up a major opportunity for independent advisors such as D.A. Davidson to differentiate themselves to clients by providing boutique funds that address specific investment needs.

Or as 401k Exchange’s Fred Barstein put it in the enclosed article, “Paradigm Capital Management is a firm that advisers can use to add unique value to their plans and separate themselves from less experienced or involved advisors that are just using what is big and popular.”

The small-cap Paradigm Value Fund (PVFAX) is rated five stars by Morningstar, yet fund still has less than $100 million in assets. That means that the fund can take meaningful positions in truly small-cap companies, and that significant capacity is still available for your clients, whether in IRAs, 401ks, or taxable accounts.

The same team also manages the four-star Paradigm Select Fund (PFSLX), which uses the same value-oriented fundamental investment strategy in the mid-cap range. We believe this fund is well-suited to provide equity exposure to more risk-averse clients.

When you evaluate funds for your clients as you are helping them rebuild their portfolios, we can provide detailed analysis comparing the small-cap Paradigm Value Fund (PVFAX) and mid-cap Paradigm Select Fund (PFSLX) with other funds you may be considering.

You can also request a due-diligence kit containing background information about Paradigm and coverage of our funds. Please let me know if you would like to receive this background information.

Cordially,

Gordon Sacks

Vice President

gsacks@paradigmcapital.com

(518) 431-3261 direct

Morningstar ranking as of 2/28/09. Investors should consider the investment objectives, risks, and charges and expenses of the investment company carefully before investing. The prospectus contains this and other information about the Paradigm Funds. You may obtain a prospectus at www.paradigm-funds.com, or by calling the transfer agent at (800) 239-0732.
The prospectus should be read carefully before investing. For funds with at least a three-year history, Morningstar calculates a Morningstar Rating™ based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund’s monthly performance (including the effects of sales charges, loads, and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars and the bottom 10% receive 1 star. An overall rating for a fund is derived from a weighted average of the performance figures associated with its 3-, 5-, and 10-year (if applicable) Morningstar Rating Metrics as of the date stated. As of 2/28/09 the number of funds in the Small Value category tracked by Morningstar was 341 for the 3 year period and Overall Ranking, and 268 for the 5 year period.  As of 2/28/09 Paradigm Value Fund did not have a 10 year rating.

As of 2/28/09, the number of funds in the Mid-Cap Blend category tracked by Morningstar was 415 for the 3 year period and Overall Ranking. As of 2/28/09 Paradigm Select Fund did not have a 5 year or 10 year rating.